As filed with the Securities and Exchange Commission on November 14, 1997

                                                 Registration No. 333-__________

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                            REGISTRATION STATEMENT ON
                                    FORM S-8
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   ----------

                        INTERNEURON PHARMACEUTICALS, INC.
             (Exact name of registrant as specified in its charter)

                                   ----------


           Delaware                                     04-3047911
           --------                                     ----------
(State or other jurisdiction                       (I.R.S. Employer I.D.
     of Incorporation)                                    number)

                                   ----------

                       INTERNEURON PHARMACEUTICALS, INC.
                                99 Hayden Avenue
                               Lexington, MA 02173
                                 (781) 861-8444
   (Address and telephone number of Registrant's principal executive offices)

                                   ----------

                          1997 EQUITY INCENTIVE PLAN
                              (Full Title of Plan)

                                   ----------

          Glenn L. Cooper, M.D., President and Chief Executive Officer
                        INTERNEURON PHARMACEUTICALS, INC.
                                99 Hayden Avenue
                               Lexington, MA 02173
                                 (781) 861-8444
               (Address and telephone number of agent for service)

                                   ----------
                                    Copy to:
                               Jill M. Cohen, Esq.
                      Bachner, Tally, Polevoy & Misher LLP
                               380 Madison Avenue
                            New York, New York 10017
                                 (212) 687-7000




                                           CALCULATION OF REGISTRATION FEE
===========================================================================================================================
          Title of                  Amount            Proposed Maximum        Proposed Maximum            Amount of
Securities to be Registered    to be Registered        Offering Price     Aggregate Offering Price     Registration Fee
                                                       Per Share (2)                (1)
---------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par
value                           1,750,000 (1)             $11.125               $19,468,750               $5,899.62
---------------------------------------------------------------------------------------------------------------------------



(1) Pursuant to Rule 416 promulgated under the Securities Act an additional undeterminable number of shares of Common Stock is being registered to cover any adjustment in the number of shares of Common Stock pursuant to the anti-dilution provisions of the 1997 Equity Incentive Plan. Includes 675,000 shares which are also registered for sale by the Selling Stockholders.

(2) Based on the average of the high and low sales price of the Common Stock as of November 12, 1997 and estimated solely for purposes of calculating the registration fee pursuant to Rule 457(a) under the Securities Act.

In addition, pursuant to Rule 416(c) under the Securities Act, this Registration Statement also covers an indeterminate amount of interests to be offered or sold pursuant to the employee benefit plan described herein.


================================================================================






                                EXPLANATORY NOTE

     The first part of this Registration Statement has been prepared in accordance with the requirements of Form S-8 and is intended to be used to register shares to be issue and sold pursuant to the Interneuron Pharmaceuticals Inc. 1997 Equity Incentive Plan (the "Plan"). The Reoffer Prospectus filed as part of this Registration Statement has been prepared in accordance with the requirements of Form S-3 and may be used for reofferings or resales of common stock to be acquired by the participants in the Plan who are deemed control persons of the Company.

                               PART I OF FORM S-8

     The documents containing the information specified in Part I of Form S-8 will be sent or given to employees as specified by Rule 428(b)(1). In accordance with the instructions to Part I of Form S-8, such documents will not be filed with the Commission either as part of this registration statement or as prospectuses or prospectus supplements pursuant to Rule 424.

                               REOFFER PROSPECTUS

                        INTERNEURON PHARMACEUTICALS, INC.
                         675,000 shares of Common Stock

     This Prospectus relates to the resale of 675,000 shares (the "Shares") of Common Stock, par value $.001 per share (the "Common Stock") of Interneuron Pharmaceuticals, Inc. ("Interneuron" and the "Company"), which are issuable, subject to vesting and certain other conditions, pursuant to restricted stock awards ("Restricted Stock Awards") granted to executive officers of the Company (the "Selling Stockholders") under the Company's 1997 Equity Incentive Plan (the "Plan"). The Reoffer Prospectus is being filed as part of a Registration Statement on Form S-8 to enable the Selling Stockholders to sell the Shares issuable to them in the public market from time to time. The Shares vest in installments aggregating 225,000 per year in each of January 1998, 1999 and 2000.

     The Plan covers an aggregate of 1,750,000 shares of Common Stock which may be issued pursuant to Restricted Stock Awards, subject to vesting and certain other conditions. The Plan was authorized for adoption by the Board of Directors in October 1997 and, pursuant to Board authorization, approved by the Compensation Committee of the Board in November 1997, as an integral component of a management and employee incentive and retention program. The Board determined that such program, including the Plan, was in the best interests of the Company in order to retain, motivate and provide incentive to the Company's management and other employees, particularly in response to the perceived risk of attrition of key personnel and employee morale issues resulting after the withdrawal of Redux and related negative media coverage and legal proceedings. See "Risk Factors".

     Restricted Stock Awards to acquire an aggregate of 1,328,704 Shares have been granted to all current employees of Interneuron in consideration of services rendered to the Company by such employees. Of these Shares, 675,000 are subject to awards granted to executive officers, 653,704 are subject to awards granted to other employees of the Company and 421,296 are reserved for future grants of Restricted Stock Awards to individuals who are not currently executive officers of the Company. The number of Shares subject to Restricted Stock Awards granted to each individual was based primarily on the employee's compensation.

     The Selling Stockholders may sell all or a portion of the Shares from time to time in transactions on the Nasdaq National Market or other exchanges or markets on which the Shares may be traded, in the over-the-counter market, in negotiated transactions, through the writing of options on the Shares or a combination of such methods of sale or through other means. Sales may be effected at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers (including broker-dealers which may be affiliated with any such Selling Stockholder) and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation to a particular broker-dealer might be in excess of customary commissions). See "Selling Stockholders" and "Plan of Distribution."

     None of the proceeds from the sale of the Shares by the Selling Stockholders will be received by the Company. The Company has agreed to bear expenses in connection with the registration and sale of the Shares being offered by the Selling Stockholders. The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended (the "Act").

     The Common Stock trades on the Nasdaq National Market under the symbol IPIC. On November 12, 1997, the last sale price of the Shares was $11.

                                   ----------

          THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
           SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS.

                                   ----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                   ----------

                The date of this Prospectus is November 14, 1997

                              AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. a Registration Statement on Form S-8 under the Act covering the securities offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance such statement is qualified by reference to each such contract or document. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. Reports and other information filed by the Company with the Commission can be inspected and copies at the public reference facilities maintained by the Commission at the following addresses: New York Regional Office, Seven World Trade Center, New York, New York 10048; and Chicago Regional Office, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the Commission.

                             ----------------------

     Redux(TM) is a trademark of Les Laboratoires Servier, licensed to the Company and American Home Products Corp. CerAxon(TM), Bextra(TM), LidodexNS(TM), Melzone(TM) and PMS Escape(TM) are trademarks owned by or licensed to the Company or its subsidiaries. All other trademarks or tradenames referred to in this Prospectus are the property of their respective owners.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Securities and Exchange Commission (File No. 0-18728) pursuant to the Exchange Act are incorporated herein by reference:

     1. The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996, including any documents or portions thereof incorporated by reference therein and all amendments thereto;

     2. The Company's definitive proxy statement dated January 28, 1997, except the Compensation Committee Report on executive compensation and the performance graph included in the proxy statement, filed pursuant to Section 14 of the Exchange Act;

     3. The Company's Reports on Form 10-Q for the quarters ended December 31, 1996, March 31, 1997 and June 30, 1997.

     4. The Company's Reports on Form 8-K dated February 18, 1997, March 14, 1997, May 5, 1997, June 19, 1997, July 3, 1997, July 18, 1997, July 25, 1997,
August 29, 1997, September 15, 1997, September 18, 1997 and October 15, 1997.

     5. The Company's Registration Statement on Form 8-A declared effective on March 8, 1990, as amended, registering the Common Stock under the Exchange Act; and

     6. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering, except the Compensation Committee Report on Executive Compensation and the performance graph included in the Proxy Statement filed pursuant to Section 14 of the Exchange Act. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Requests for such documents should be directed to the Company, 99 Hayden Avenue, Lexington, Massachusetts 02173, Attention: Chief Financial Officer, telephone (781) 402-3404.


                           FORWARD LOOKING STATEMENTS

     From time to time, information provided by the Company or statements made by its directors, officers or employees may constitute "forward-looking" statements under the Private Securities Litigation Reform Act of 1995 and are subject to numerous risks and uncertainties. Any statements made in this Registration Statement, including any statements incorporated herein by reference (see "Incorporation of Certain Documents by Reference"), that are not statements of historical fact are forward-looking statements. Such forward-looking statements and other forward- looking statements made by the Company or its representatives are based on a number of assumptions and involve a number of risks and uncertainties, and, accordingly, actual results could differ materially. Factors that may cause such differences include, but are not limited to those set forth under the heading "Risk Factors."

                                   THE COMPANY

     Interneuron Pharmaceuticals, Inc. ("Interneuron" or the "Company") is a diversified biopharmaceutical company engaged in the development and commercialization of a portfolio of products and product candidates primarily for neurological and behavioral diseases and disorders, including stroke, anxiety and migraine headache. The Company is also developing products and technologies, generally outside the central nervous system field, through four subsidiaries: Intercardia, Inc. ("Intercardia"), a public company which focuses on cardiovascular disease; Progenitor, Inc. ("Progenitor"), a public company which focuses on functional genomics using developmental biology; Transcell Technologies, Inc. ("Transcell"), which focuses on carbohydrate-based drug discovery; and InterNutria, Inc. ("InterNutria"), which focuses on dietary supplement products.

Redux for Obesity

     The  Company's  first  pharmaceutical   product,   Redux   (dexfenfluramine
hydrochloride) capsules C-IV, received clearance by the Food and Drug Administration ("FDA") in April 1996 and was commercially launched in June 1996 as a prescription drug for the treatment of obesity. Until September 1997, Redux was marketed by the Wyeth-Ayerst ("Wyeth-Ayerst") division of American Home Products Corp. ("AHP"), which obtained from the Company exclusive U.S. marketing rights, in exchange for royalties and milestone payments. The Company, which retained co-promotion and certain manufacturing rights, obtained U.S. rights to Redux to treat abnormal carbohydrate craving and obesity from Les Laboratoires Servier ("Servier") in exchange for royalties on net sales.

     On September 15, 1997, the Company and Wyeth-Ayerst announced a voluntary withdrawal of Redux and Wyeth-Ayerst announced a simultaneous withdrawal of Pondimin (fenfluramine hydrochloride) tablets C-IV. This action was taken based on new, preliminary information regarding possible heart valve abnormalities in patients using these medications, most often in combination with phentermine, another medication used for weight loss. The Company has been named, together with AHP and other pharmaceutical companies, as a defendant in numerous legal actions involving the use of Redux and other weight loss drugs. Several clinical studies have been initiated by Wyeth-Ayerst and the Company generally designed to compare echocardiograms of patients who had taken either Redux or the combination of fenfluramine and phentermine ("fen-phen") with those of obese patients who did not receive these medications. Results of certain of these studies are currently expected during the first half of 1998. In addition, a number of similar studies have been and may be conducted by others. See "Risk Factors."

CerAxon for Ischemic Stroke

     The Company is preparing, and intends to submit to the FDA during 1997, a New Drug Application ("NDA") for the use of CerAxon (cytidyl diphosphocholine or citicoline) to treat ischemic stroke. Based on the clinical data to date, the Company believes citicoline may be a promising acute ischemic therapy, particularly forpatients with moderate to severe stroke. The Company is also conducting several additional Phase 3 clinical trials, which will not be completed prior to the NDA submission, to study CerAxon's effect on reduction in infarct size and functional improvement in ischemic stroke patients. Under an agreement (the "Ferrer Agreement") with Ferrer Internacional, SA ("Ferrer"), the Company has U.S. and Canadian marketing rights to certain uses of citicoline, which has been approved for marketing in over 20 countries.

Bextra for Congestive Heart Failure

     Through Intercardia and CPEC, Inc., the Company is developing Bextra (bucindolol), which is currently undergoing a Phase 3 clinical trial known as the Beta-blocker Evaluation of Survival Trial (the "BEST Study"). The BEST Study is being conducted by a division of the National Institutes of Health (the "NIH") and the Department of Veterans Affairs (the "VA"), for the treatment of congestive heart failure. Intercardia obtained worldwide rights to bucindolol and, in December 1995, entered into an agreement with Astra Merck, Inc. ("Astra Merck") for the development and commercialization in the U.S. of bucindolol for the treatment of congestive heart failure. CPEC is owned approximately 80% by Intercardia and approximately 20% by Interneuron. Intercardia also has an agreement with BASF Pharma/Knoll AG relating to the development and commercialization of bucindolol in all countries outside the U.S. and Japan. Interneuron owns approximately 61% of Intercardia's outstanding Common Stock. See "Recent Developments".

Other Products

     Other product candidates in the Company's pipeline include pagoclone, a drug under development to treat anxiety/panic disorders which is undergoing a Phase 2/3 clinical trial in patients with panic disorders aimed at a longer-term safety and efficacy evaluation, and LidodexNS for acute migraine headache which is under pre-clinical investigation and for which an Investigational New Drug Application ("IND") is expected to be filed in early 1998. The Company is also engaged in discussions relating to the acquisition of other products or companies having rights to other therapeutic products under development, which may include the issuance of Company securities and/or cash payments or commitments.

     The Company is also developing additional products and technologies through its subsidiaries. Progenitor, which completed its initial public offering in August 1997, is engaged in the discovery and functional characterization of genes to identify targets for the development of new pharmaceuticals, using developmental biology and genomic technologies. Through its acquisition of Mercator Genetics, Inc. ("Mercator") simultaneously with the completion of the initial public offering, Progenitor obtained complementary technologies in gene discovery. Interneuron owns approximately 37% of Progenitor's outstanding Common Stock. Transcell's leading technologies include combinatorial carbohydrate chemistry methods for the synthesis and development of oligosaccharides and glycoconjugates libraries.

     InterNutria's leading products are PMS Escape, a dietary supplement for women during the pre-menstrual period, which is currently undergoing a national launch, and three sports supplement products which are being test marketed. In addition, Interneuron intends to license to InterNutria Melzone, a low-dose dietary supplement form of melatonin, a naturally occurring hormone that is believed to regulate the body's circadian (sleep) rhythm, which may be useful to induce restful sleep.

     The Company was originally incorporated in New York in October 1988 and in March 1990 was reincorporated in Delaware. The Company's executive offices are located at One Ledgemont Center, 99 Hayden Avenue, Lexington, Massachusetts 02173, and its telephone number is (781) 861-8444. Unless the context indicates otherwise, all references to the Company include Interneuron and its subsidiaries, Intercardia, Progenitor, Transcell, and InterNutria (the "Subsidiaries").

Recent Developments

     On November 5, 1997, Intercardia, Interneuron and Transcell entered into a letter of intent relating to the proposed acquisition by Intercardia of Transcell and related technology rights (the "Proposed Transcell Transaction") in exchange for Intercardia Common Stock with a current market value of approximately $15 million and the issuance of Intercardia stock options to
Transcell   employees  and  consultants   with  an  aggregate  market  value  of
approximately $3-4 million. The purchase price will be paid in three installments, at closing and on the 15th and 21st month anniversaries of the closing, and includes $3 million to be issued to Interneuron at closing in connection with the transfer by Interneuron to Intercardia of certain license and technology rights and Interneuron's continued guaranty of Transcell's lease obligations. Interneuron will retain a majority interest in Intercardia after the Proposed Transcell Transaction. Completion of the transaction is subject to certain conditions including execution of definitive agreements, approval by the stockholders of Intercardia, and completion of due diligence. In connection with the Proposed Transcell Transaction, Intercardia and Interneuron will incur charges to operations during the period in which the closing occurs currently estimated to range from approximately $6 to $8 million and will incur additional future charges relating to certain stock options to be issued pursuant the Proposed Transcell Transaction.

     In October 1997 the Board of Directors authorized the Plan for adoption and, pursuant to Board authorization, the Plan was approved by the Compensation Committee in November 1997 as part of an integral component of a management and employee incentive and retention program, which also includes additional option grants to all employees, designed to motivate, retain and provide incentive to the Company's management and other employees, particularly in response to the perceived risk of attrition of key personnel and employee morale issues resulting after the withdrawal of Redux and related negative media coverage and legal proceedings. The Plan provides for the grant of Restricted Stock Awards which entitle the plan participants to receive Shares upon the satisfaction of specified vesting periods, in consideration of services rendered to the Corporation or such other consideration as the Board or the Committee may determine.

     An aggregate of 1,328,704 Restricted Stock Awards have been granted to all employees of the Company, of which 675,000 awards were granted to four executive officers of the Company, and 653,704 awards were granted to other employees, all in consideration of services rendered by the employee to the Company. The Shares are eligible for resale immediately upon vesting. The number of Shares subject to each employee's award were based primarily on the employee's base compensation. The Shares subject to the awards granted to the executive officers vest in installments aggregating 225,000 Shares per year in January 1998, 1999 and 2000 and have been registered for resale herein. See "Selling Stockholders." The Company will incur compensation expense over the vesting period of the 1,328,704 Shares subject to outstanding Restricted Stock Awards. These charges are expected to aggregate approximately $15.5 million, of which approximately $11 million is expected to be incurred in the fiscal year ending September 30, 1998 and the remainder through the quarter ending June 30, 2000.

                                  RISK FACTORS

     An investment in the securities offered hereby is speculative in nature and involves a high degree of risk. Each prospective investor should carefully consider the following risk factors, as well as others described elsewhere or incorporated by reference in this Prospectus, before making an investment. Prospective investors are cautioned that the statements in this Prospectus that are not descriptions of historical facts may be forward looking statements that are subject to risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those identified under "Risk Factors" and elsewhere in this Prospectus or documents incorporated by reference herein.

     Withdrawal of Redux; Safety Issues Relating to Redux; Litigation Risks. On Monday, September 15, 1997, the Company and Wyeth-Ayerst announced a voluntary withdrawal of Redux and Wyeth-Ayerst announced a simultaneous withdrawal of Pondimin. On Friday, September 12, 1997, the FDA provided the Company and Wyeth-Ayerst with new preliminary information concerning potential abnormal echocardiogram findings in patients using these drugs. These patients had been treated with fenfluramine or Redux for up to 24 months, most often in combination with phentermine. Potential abnormal echocardiogram findings were reported to the FDA in 92 of 291 subjects evaluated. Two hundred and seventy-one of the 291 patients had taken fenfluramine in combination with phentermine, and 20 of the 291 patients had taken Redux or a combination of Redux and phentermine. It was reprinted that of these 20, 11 had taken Redux alone and nine had taken Redux in combination with phentermine, and of the 11, two had potential abnormal echocardiogram findings and of the nine, four had potential abnormal echocardiogram findings.

     These observations reflect a preliminary analysis of pooled information rather than results of a formal clinical investigation, and are difficult to evaluate because of the absence of matched controls and pretreatment baseline data for these patients. Nevertheless, the Company believes it was prudent, in light of this information, to have withdrawn Redux from the market. At the time of and in connection with the withdrawal of Redux, the Company announced that it anticipated incurring charges to operations in its fourth quarter and fiscal year ended September 30, 1997 for expenses relating to the discontinuation of the operations related to Redux. Based on preliminary estimates, the Company announced that these charges were anticipated to range from $8 million to $12 million, excluding the costs of echocardiogram studies and any subsequent charges which may result from legal actions relating to Redux.

     In July 1997 the Mayo Clinic reported observations of heart valve abnormalities in 24 patients taking the combination of Pondimin and phentermine. The Mayo Clinic cases were subsequently reported in an article appearing in the August 28, 1997 issue of The New England Journal of Medicine. This article was accompanied by a letter to the editor from the FDA reporting additional cases of heart valve disease in 28 patients taking the combination of phentermine and fenfluramine, two patients taking fenfluramine alone, four patients taking Redux alone and two patients taking Redux and phentermine. Additional adverse event reports of abnormal heart valve findings in patients using Redux or fenfluramine alone or in combination with other weight loss agents continue to be received by the Company and Wyeth-Ayerst and the FDA. These reports have included symptoms such as shortness of breath, chest pain, fainting, swelling of the ankles or a new heart murmur.

     Wyeth-Ayerst has stated that it is supporting or conducting studies to compare echocardiograms of patients who had taken either Redux or the "fen/phen"

(fenfluramine/phentermine) combination with a matched group of obese patients who did not receive these medications, including a study of approximately 1,100 patients who were originally in a clinical study comparing Redux to an extended release formulation of Redux which had been under development prior to the withdrawal of Redux. The studies are being conducted and will be analyzed by a blinded panel of cardiologists to determine the association, if any, between the administration of these drugs and cardiac valve findings and obtain additional information relating to the clinical significance of these findings. The Company also intends to conduct an approximately 1,000 patient study comparing echocardiograms of patients who took only Redux to a control group who did not take either Redux, Pondimin, phentermine or "fen-phen." The costs of this Company-supported study are currently estimated at up to $5 million. A number of similar clinical studies have been and may be conducted by others. The results of these studies and the impact of such results on the Company cannot currently be predicted.

     On November 13, 1997, the U.S. Department of Health and Human Services ("HHS") issued preliminary recommendations for the medical management of people who took Pondimin or Redux. HHS recommended, until more complete information is available, that patients who took either drug should see their physician to determine whether there are signs or symptoms of heart or lung disease and if such person has signs or symptoms of heart or lung disease, such as a new heart murmur or shortness of breath, have an echocardiogram performed and that physicians strongly consider performing an echocardiogram for such patients before the patient has any invasive procedure for which antibiotic prophylactic treatment is recommended to prevent the development of bacterial endocarditis.

     Included in the FDA-approved labeling for Redux were references to certain other risks that may be associated with dexfenfluramine and which were highlighted during the FDA's review of the drug. One issue relates to whether there is an association between appetite suppressants, including dexfenfluramine, and the development of primary pulmonary hypertension ("PPH"), a rare but serious lung disorder. In the general population, the yearly occurrence of PPH is estimated to be about one to two cases per million. An epidemiologic study conducted in Europe examining risk factors for PPH showed that among other factors, weight reduction drugs including dexfenfluramine, systemic hypertension, and obesity itself were associated with a higher risk of PPH. Results of the final study, including a reclassification and inclusion of certain previously excluded cases by the authors of the study, estimated the yearly occurrence to be between 23 and 46 cases per million for patients taking appetite suppressants for greater than three months duration.

     A second issue discussed in the FDA-approved labeling for Redux was whether dexfenfluramine is associated with certain neurochemical changes in the brain. Certain studies related to this issue, conducted by third parties, purport to show that very high doses of dexfenfluramine cause prolonged serotonin depletion in certain animals, which some researchers believe is an indication of neurotoxicity. The Company presented data relating to the lack of neurocognitive effects in patients taking Redux and believes that, as demonstrated in human trials, these animal studies are clinically irrelevant to humans because of pharmacokinetic differences between animals and humans (resulting in much higher brain concentrations of dexfenfluramine and its active metabolite in certain animals than in humans) and because of the high dosages used in animal studies. The Company had agreed with the FDA to conduct a Phase 4, or post-marketing, study of Redux, to further evaluate long-term neurocognitive function in patients taking Redux. However, as a result of the withdrawal of Redux in September 1997, such study was discontinued.

     The Company has been named, together with other pharmaceutical companies, as a defendant in over 100 legal actions, many of which purport to be class actions, in federal and state courts relating to the use of Redux. Based on media reports and other sources, the Company anticipates that it will be named a defendent in additional Redux-related lawsuits in the future. The actions generally have been brought by or on behalf of putative classes of persons who claim to have suffered injury or who claim that they may suffer injury in the future due to use of one or more weight loss drugs including Pondimin (fenfluramine), phentermine and Redux. Plaintiff's allegations of liability are based on various theories of recovery, including, but not limited to, product liability, strict liability, negligence, various breaches of warranty, conspiracy, fraud misrepresentation and deceit. These lawsuits typically allege that the short or long-term use of PONDOMIN and/or REDUX, independently or in combination (including the combination of PONDOMIN and phentermine popularly known as "fen/phen"), causes, among other things, primary pulmonary hypertension, valvular heart disease and/or neurological dysfunction. In addition, some lawsuits allege severe emotional distress caused by the purported increased risk of injury in the future. Plaintiffs typically seek relief in the form of monetary damages (including general damages, medical care and monitoring expenses, loss of earnings and earnings capacity, compensatory damages and punitive damages), generally in unspecified amounts, on behalf of the individual or the class. In addition, some actions seeking class certification ask for certain types of purportedly equitable relief, including but not limited to, declaratory judgements and the establishment of a research or medical surveillance program. The Company and certain directors and/or officers of the Company have also been named as defendants in several lawsuits filed by alleged purchasers of the Company's Common Stock, purporting to be class actions, claiming among other things that the Company publicly disseminated materially false and misleading statements concerning the prospects and safety of Redux, resulting in the artificial inflation of the

Company's Common Stock price during various periods, the earliest commencing March 1, 1997 through September 17, 1997, in violation of the federal securities laws. Although the Company maintains certain product liability and director and officer liability insurance and intends to defend these and similar actions vigorously, the Company may be required to devote significant management time and resources to these actions and, in the event of successful uninsured or insufficiently insured claims, or in the event a successful indemnification claim was made against the Company, the Company's business, financial condition and results of operations could be materially adversely affected. Under certain circumstances, the Company is required to indemnify Servier, Boehringer Ingelheim Pharmaceuticals Inc. (the contract manufacturer of Redux capsules) and AHP, and the Company is entitled to indemnification by AHP, against certain claims, damages or liabilities incurred in connection with Redux. The cross indemnification between the Company and AHP generally relates to the activities and responsibilities of each company.

     UNCERTAINTIES RELATING TO CERAXON.

     The Company intends to submit to the FDA prior to the end of 1997 an NDA for the use of CerAxon to treat ischemic stroke. The FDA has 60 days after NDA submission to accept or reject the NDA for filing and there can be no assurance the FDA will accept the NDA for filing. The Company believes the two completed Phase 3 clinical studies, as well as supportive data, show the safety and beneficial treatment effect of CerAxon in patients with ischemic stroke, particularly those with moderate to severe strokes. The Company is conducting additional Phase 3 clinical studies to study CerAxon's effect on reduction in infarct size and functional improvement in ischemic stroke patients. These studies will not be completed prior to submission of, and are not believed to be required for acceptance for filing of, the NDA. There can be no assurance the FDA will grant authorization to commercialize CerAxon based on the studies submitted with the NDA. Ferrer may terminate the Ferrer Agreement in the event FDA approval of citicoline is not obtained by January 1999, which date shall be extended if the Company provides information to Ferrer which tends to establish that the Company has carried out the steps for obtaining such approval and if such approval has not been obtained for reasons beyond the Company's control.

     The manufacturing facilities of Ferrer used to produce citicoline as well as the contract manufacturer of finished product, are required to comply with all FDA requirements, including current good manufacturing practice ("GMP") regulations, and are subject to FDA inspection, both before and after NDA approval, to determine compliance with those requirements. The GMP regulations are complex and failure to be in compliance could lead to non-approval of the NDA or, if such approval is obtained, the need for remedial action, penalties and delays in production of material acceptable to the FDA. There can be no assurance the manufacturing facilities for citicoline have complied or will continue to comply with applicable requirements. In addition, the Company intends to market CerAxon directly and will be required to establish, maintain and manage sufficient sales and marketing capabilities. Although the Company has a small sales force which had been engaged in co-promotion of Redux and is promoting PMS Escape for InterNutria, it has no experience in marketing any pharmaceutical products directly and there can be no assurance that it will successfully market CerAxon. Further, the Company may require additional funds for the manufacturing and marketing of CerAxon and, if such funds are not available, may be required to delay or reduce such efforts, as well as activities relating to the development of other products.

     HISTORY OF LOSSES; ACCUMULATED DEFICIT AND POTENTIAL FUTURE LOSSES; CHARGES TO OPERATIONS; POTENTIAL FLUCTUATIONS IN REVENUES.

     Through  June 30,  1997,  the  Company  had  accumulated  net losses  since inception of approximately $125 million. Substantially all of the Company's revenues from operations were derived from Redux, which was withdrawn from the market in September 1997. Losses are continuing and cash continues to be used by operating activities. The Company will be required to conduct significant development and clinical testing activities and establish marketing, sales, regulatory and administrative capabilities for many of its proposed products, including products under development or which may be acquired in the future, which are expected to result in continued operating losses for the foreseeable future. The extent of future losses and time required to achieve profitability are highly uncertain. The Company will incur significant charges to operations in the fiscal quarter and year ended September 30, 1997 relating to the acquisition of Mercator by Progenitor, currently estimated to be approximately $8 million, and relating to the withdrawal of Redux, currently estimated to range from approximately $8 to $12 million, excluding the costs of echocardiogram studies and any subsequent charges which may result from legal returns relating to Redux. In addition, the Company will incur charges to operations in connection with the proposed acquisition by Intercardia of Transcell, as disclosed under "Recent Developments," currently estimated to range from approximately $6 to $8 million, during the period in which the closing occurs and future charges relating to certain option grants in connection with the acquisition. In addition, the Company will incur compensation expense over the vesting period of the 1,328,704 Shares subject to outstanding Restricted Stock Awards. These charges are expected to aggregate approximately $15.5 million, of which approximately $11 million is expected to be incurred in the fiscal year ending September 30, 1998 and the remainder through the quarter ending June 30, 2000. There can be no assurance that the Company will be able to achieve profitability on a sustained basis, if at all. The Company has experienced, and may continue to experience, fluctuations in revenues as a result of the timing of license fees, royalties, product shipments, regulatory approvals, product launches and milestone payments.

     UNCERTAINTIES  GENERALLY  RELATED  TO  CLINICAL  TRIALS.

     Before obtaining regulatory approval for the commercial sale of any of its pharmaceutical products under development, the Company must demonstrate that the product is safe and efficacious for use in each target indication. The results of preclinical studies and early clinical trials may not be predictive of results that will be obtained in large-scale testing or use, and there canbe no assurance that clinical trials of the products under development by the Company will demonstrate the safety and efficacy of such products or that, regardless of clinical trial results, FDA approval will be obtained. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials or have not received FDA approval, even after promising results in earlier trials. If clinical trials do not demonstrate the safety and efficacy of certain products under development, the Company may be adversely affected. Citicoline and bucindolol are currently in Phase 3 clinical trials and pagoclone is undergoing a Phase 2/3 clinical trial. There can be no assurance that these trials will confirm or demonstrate the safety and efficacy of the respective drug. The Company also expects to conduct clinical evaluation on certain dietary supplement products under development to substantiate the claims that are expected to be made for the products. There can be no assurance that these clinical evaluations will be successful.

     RISK OF PRODUCT  LIABILITY.

     In addition to the claims and risks summarized under "--Withdrawal of Redux; Safety Issues Relating to Redux; Litigation Risks", the use of the Company's other products in clinical trials and the marketing of any products may expose the Company to substantial product liability claims. Certain of the Company's agreements require the Company to obtain specified levels of insurance coverage, naming the other party thereto as an additional insured. There can be no assurance that the Company will continue to be able to maintain or obtain such insurance coverage, that such insurance can be acquired in sufficient amounts to protect the Company or other named parties against such liability, at a reasonable cost, or at all or that any insurance obtained will cover any particular liability claim. The Company may also be required to indemnify licensors or licensees against product liability claims incurred by them as a result of products developed or marketed by the Company. In the event of uninsured or insufficiently insured product liability claims, or in the event a successful indemnification claim was made against the Company, the Company's business and financial condition could be materially adversely affected. There can be no assurance that the Company will continue to be able to obtain adequate insurance in the future, at an acceptable cost or at all.

     FUNDING REQUIREMENTS.

     The Company has expended and will continue to expend substantial funds to conduct research and development activities and preclinical and clinical testing on products under development, including products which may be acquired in the future. In addition, the Company intends to market directly and is establishing sales and marketing capabilities for CerAxon, is marketing PMS Escape through InterNutria and intends to market directly or co-promote sports supplement products and Melzone, assuming applicable regulatory approvals are obtained and test launches are successful. The Company will therefore be required to establish and maintain appropriate internal sales forces and functions and will require additional funds for manufacturing and marketing activities. Although the Company is devoting significant funding to the national marketing of PMS Escape, it cannot yet predict whether such product will generate substantial revenues or be profitable to the Company. The Company may seek additional funds through corporate collaborations or future equity or debt financings to provide funding for new business opportunities and future growth.

     Interneuron intends to fund $2 million of a $10 million payment intended to be made by CPEC and/or Intercardia to Astra-Merek in December 1997 (representing Interneuron's percentage ownership in CPEC). Interneuron is also currently funding the activities of Transcell and InterNutria, each of which is seeking to enter into collaborations, business combinations or private or public equity financings to pursue development and commercialization of their technologies or products. Although Interneuron may acquire additional equity in a subsidiary through participation in any such financing or conversion of intercompany debt, equity financings by a subsidiary will likely reduce Interneuron's percentage ownership of that subsidiary and funds raised by the Subsidiaries will generally not be available to Interneuron. Although certain of the Subsidiaries are engaged in discussions relating to potential business combinations or private or public equity financings, except as set forth or incorporated by reference herein, none of the Subsidiaries has any commitments for additional financing and there can be no assurance that any such financing will be available on acceptable terms, if at all. If adequate funds are not available to these subsidiaries on acceptable terms, such subsidiaries may be required to delay, scale back or eliminate some or all of their respective research and product development programs or product launches. Intercardia, Interneuron and Transcell have entered into a letter of intent relating to the potential sale of Transcell to Intercardia, although there is no assurance this acquisition will be completed. See "Recent Developments."

     RISKS RELATING TO MANAGING  GROWTH.

     Assuming additional proposed product launches occur, the Company anticipates experiencing a period of rapid growth, which is likely to place significant demands on the Company's management, operational, financial and accounting  resources.  The  Company's  intention  to  market  certain  products directly, particularly CerAxon, will further strain these resources. In particular, the Company will be required to establish and maintain a marketing organization, including a sales force and related management systems. The Company's future success will depend in part on whether it can expand its operational, financial and accounting systems and expand, train and manage its employee base. The Company's inability to manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

     RISKS RELATING TO CONTRACTUAL  ARRANGEMENTS.

     The Company's agreements with licensors and licensees generally provide the other party with rights to terminate the agreement, in whole or in part, under certain circumstances. For example, Ferrer has the right to terminate the

Ferrer Agreement in the event FDA approval of citicoline is not obtained by January 1999, which date shall be extended if the Company provides information to Ferrer which tends to establish that the Company has carried out the steps for obtaining such approval and if such approval has not been obtained for reasons beyond the Company's control, or in the event an unaffiliated party acquires 50% of Interneuron's Common Stock. Servier has the right to terminate the agreements relating to the licensing of Redux to the Company under certain conditions including an acquisition by a new party of a 20% beneficial ownership interest in the Company without Servier's consent or certain Company activities relating to the marketing of certain competitive products, subject to specified terms and conditions. Termination of certain of these agreements could substantially reduce the likelihood of successful commercialization of a particular product which, depending upon the importance to the Company of the product that is subject to any such agreement, could materially adversely affect the Company's business.

     UNCERTAINTY OF GOVERNMENT REGULATION.

     The Company's research, development and pre-clinical and clinical trials and the manufacturing and marketing of most of its products are subject to an extensive regulatory approval process by the FDA and other regulatory agencies in the U.S. and other countries. The process of obtaining FDA and other required regulatory approvals for drug and biologic products, including required preclinical and clinical testing, is lengthy, expensive and uncertain. There can be no assurance that, even after such time and expenditures, the Company will be able to obtain necessary regulatory approvals for clinical testing or for the manufacturing or marketing of any products. Even if regulatory clearance is obtained, post-market evaluation of the products, if required, could result in restrictions on a product's marketing or withdrawal of the product from the market as well as possible civil or criminal sanctions. In addition, the Company will be dependent upon the manufacturers of its products to maintain compliance with GMP and on laboratories and medical institutions conducting preclinical studies and clinical trials to maintain both good laboratory and good clinical practices. There can be no assurance that GMP manufacturers capable of producing product according to forecasts can be obtained on a timely basis, or at all, for products under development, including CerAxon and pagoclone, which would materially adversely affect the Company's ability to commercialize these products. Certain products are or are proposed to be marketed by the Company as dietary supplements, such as PMS Escape, the sports supplement products and Melzone. There can be no assurance that the FDA will not attempt to regulate the products as drugs, which would require the filing of NDAs and review and approval by the FDA prior to marketing, or otherwise restrict the marketing of these products. In addition, classification of these products as dietary supplements limits the types of claims that can be made in marketing. The Federal Trade Commission has overlapping jurisdiction with the FDA to regulate the promotion and advertising of dietary supplements and other special nutritional products, including those of InterNutria.

     In addition to the regulatory framework for product approvals, the Company and its collaborative partners may be subject to regulation under state and federal laws, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and possible future local, state, federal and foreign regulation. The impact of such regulation upon the Company cannot be predicted and could be material and adverse.

     UNCERTAINTY  OF PATENT  POSITION  AND  PROPRIETARY  RIGHTS.

     The Company's success will depend to a significant extent on its ability to obtain and enforce patent protection on its products and technologies, to maintain trade secrets and to operate without infringing on the proprietary rights of others. There can be no assurance that any Company patents will afford any competitive advantages or will not be challenged or circumvented by third parties or that any pending patent applications will result in patents being issued. Certain of the Company's patents and patent applications include biotechnology claims, the patentability of which generally is highly uncertain and involves complex legal and factual questions. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that before a potential product can be commercialized, any related patent may expire, or remain in existence for only a short period following commercialization, thus reducing any advantage of the patent.

     The U.S. composition of matter patent on bucindolol expires in November 1997. As a result, assuming FDA approval can be obtained, competitors, including generic drug manufacturers, may market bucindolol, subject to potential market exclusivity under the Waxman-Hatch Act. The Company's licensed U.S. patent covering the administration of citicoline to treat patients afflicted with conditions associated with the inadequate release of brain acetylcholine expires in 2003, subject to potential extension under the Waxman-Hatch Act. As described in the licensed patent, the inadequate release of acetylcholine may be associated with several disorders, including the behavioral and neurological syndromes seen after brain traumas and peripheral neuro-muscular disorders, brain ischemia and post-stroke rehabilitation. Although the claim of the licensed patent is broadly directed to the treatment of inadequate release of brain acetylcholine, there can be no assurance this patent will afford protection against competitors of CerAxon to treat ischemic stroke. The Company has also filed a patent application relating to the use of citicoline to reduce the size of the area damaged by the stroke, or infarct size, although there can be no assurance this patent will issue.

     The Company may conduct research on pharmaceutical or chemical compounds or technologies, the patents or other rights to which may be held by third parties. Others have filed and in the future may file patent applications covering certain products or technologies that are similar to those of the Company. If products based on such technologies are commercialized by the Company, they may infringe such patents or other rights, licenses to which may not be available to the Company. Failure to obtain needed patents, licenses or proprietary information held by others may have a material adverse effect on the Company's business. There can be no assurance that others will not independently develop similar technologies or duplicate any technology developed by the Company or, if patents are issued, successfully design around the patented aspects of any technology developed by the Company. Furthermore, litigation may be necessary to enforce any patents issued to the Company, to determine the scope and validity of the patent rights of others or in response to legal action against the Company claiming damages for infringement of patent rights or other proprietary rights or seeking to enjoin commercial activities relating to the affected product or process. Not only is the outcome of any such litigation highly uncertain, but such litigation may also result in significant use of management and financial resources.

     To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to the Company's proposed products, disputes may arise as to the proprietary rights to such information which may not be resolved in favor of the Company. Most of the Company's consultants are employed by or have consulting agreements with third parties and any inventions discovered by such individuals generally will not become property of the Company. There can be no assurance that Company confidentiality agreements will not be breached or that the Company's trade secrets will not otherwise become known or be independently discovered by competitors.

     COMPETITION.

     Competition from other pharmaceutical companies, biotechnology companies, dietary supplement companies and research and academic institutions is intense and expected to increase. The Company is aware of products and technologies under development by its competitors that address diseases being targeted by the Company and competitors have developed or are in the process of developing products or technologies that are, or in the future may be, the basis for competitive products. Activase, a thrombolytic agent, is marketed by Genentech, Inc. as a treatment for stroke. To the Company's knowledge, Janssen Pharmaceutical NV has filed an NDA for a stroke treatment known as Prosynap (lubeluzole) and a number of products are in clinical development pursuing an indication for stroke which could also compete with CerAxon. In addition, if regulatory approval is obtained, Bextra will compete with Coreg (carvedilol), which has been approved and is marketed in the U.S. by SmithKline Beecham for the treatment of congestive heart failure. In addition, Melzone will compete with a substantial number of available melatonin dietary supplement products and PMS Escape competes with a number of products for use by women during the pre-menstrual period.

     UNCERTAINTY  REGARDING  WAXMAN-HATCH ACT.

     Certain provisions of the Waxman- Hatch Act grant market exclusivity for certain new drugs and dosage forms. The Waxman-Hatch Act provides that a patent which claims a product, use or method of manufacture covering certain drugs and certain other products may be extended for up to five years to compensate the patent holder for a portion of the time required for research and FDA review of the product. The Waxman-Hatch Act also establishes a period of time from the date of FDA approval of certain new drug applications during which the FDA may not accept or approve short-form applications for generic versions of the drug from other sponsors, although it may accept or approve long-form applications (that is, other complete NDAs) for such drug. There can be no assurance the Company will receive marketing exclusivity for any product. The composition of matter patent for bucindolol expires in November 1997. There can be no assurance that any of the benefits of the Waxman-Hatch Act or similar foreign laws will be available to the Company or that such laws will not be amended or repealed.

     EARLY STAGE OF PRODUCTS UNDER  DEVELOPMENT  BY THE COMPANY.

     The Company is investigating for therapeutic potential a variety of pharmaceutical compounds, technologies and other products at various stages of development. In particular, Progenitor and Transcell each are conducting very early stage research and all of their proposed products require significant further research and development, as well as testing and regulatory clearances, and are subject to the risks of failure inherent in the development of products or therapeutic procedures based on innovative technologies. The products under development by the Company are subject to the risk that any or all of these proposed products are found to be ineffective or unsafe, or otherwise fail to receive necessary regulatory clearances. The Company is unable to predict whether any of its products will be successfully manufactured or marketed. Further, due to the extended testing and regulatory review process required before marketing clearance can be obtained, the time frames for commercialization of any products or procedures are long and uncertain.

     DEPENDENCE ON OTHERS FOR CLINICAL DEVELOPMENT, REGULATORY APPROVALS, MANUFACTURING AND MARKETING.

     The Company expects to rely upon collaborative partners for the development, manufacturing and marketing of certain of its products, including products which may be acquired in the future. The Company is therefore dependent on the efforts of these collaborative partners and the Company may have limited control over the manufacture and commercialization of such products. For example, with respect to Bextra, neither the Company nor Intercardia controls the BEST Study, which is being conducted by the NIH and the VA, and the Company will be substantially dependent upon Astra Merck for the commercial success of the twice-daily formulation of bucindolol in the U.S., assuming FDA approval is obtained. In the event certain of the Company's collaborative partners terminate the related agreements or fail to manufacture or commercialize products, the Company would be materially adversely affected. Because the Company will generally retain a royalty interest in sales of products licensed to third parties, its revenues may be less than if it retained commercialization rights and marketed products directly. Although the Company believes that its collaborative partners will have an economic motivation to commercialize the products that they may license, the amount and timing of resources devoted to these activities generally will be controlled by each partner. There can be no assurance that the Company will be successful in establishing any additional collaborative arrangements, or that any such collaborative partners will be successful in commercializing products or not terminate their collaborative agreements with the Company.

     Many companies in the pharmaceutical and dietary supplement industries have substantially greater financial resources and development capabilities than the Company and have substantially greater experience in undertaking preclinical and clinical testing of products, obtaining regulatory approvals and manufacturing and marketing products. In addition to competing with universities and other research institutions in the development of products, technologies and processes, the Company may compete with other companies in acquiring rights to products or technologies. There can be no assurance that the Company will develop products that are more effective or achieve greater market acceptance than competitive products, or that the Company's competitors will not succeed in developing products and technologies that are safer or more effective or less expensive than those being developed by the Company or that would render the Company's products and technologies less competitive or obsolete.

     DEPENDENCE UPON KEY PERSONNEL AND CONSULTANTS.

     The Company is dependent on certain executive officers and scientific personnel and the Company's business would be adversely affected by the loss of certain of these individuals. The Company has key person life insurance policies on the lives of Glenn L. Cooper, M.D., Richard Wurtman, M.D. and Lindsay A. Rosenwald, M.D. Drs. Wurtman and Rosenwald devote only a portion of their time to the Company's business. In addition, the Company is dependent upon certain executive officers of the subsidiaries, each of which has separate management who are responsible, to a large extent, for the day-to-day operations and the strategic direction of the respective subsidiary. In addition, the Company relies on independent consultants to design and supervise clinical trials and assist in preparation of FDA submissions.

     Competition for qualified employees among pharmaceutical and biotechnology companies is intense, and the loss of any of such persons, or an inability to attract, retain and motivate highly skilled employees, could adversely affect the Company's business and prospects. There can be no assurance that the Company will be able to retain its existing personnel or to attract additional qualified employees.

     UNCERTAINTY  REGARDING   PHARMACEUTICAL  PRICING  AND  REIMBURSEMENT.

     The Company's business will be affected by the efforts of governmental and third-party payors to contain or reduce the cost of health care. There have been, and the Company anticipates that there will continue to be, a number of proposals to implement government control over the pricing or profitability of prescription pharmaceuticals, as is currently the case in many foreign markets. The announcement or adoption of such proposals could have an adverse effect on the Company. Furthermore, the Company's ability to commercialize its products may be adversely affected to the extent that such proposals have a material adverse effect on the business, financial condition and profitability of companies that are prospective collaborative partners of the Company. Successful commercialization of many of the Company's products may depend on the availability of reimbursement for the cost of such products and related treatment from third-party health care payors, such as the government, private insurance plans and managed care organizations. There can be no assurance that such reimbursement will be available. Such third-party payors are increasingly challenging the price of medical products and services.

     CONTROL BY PRESENT STOCKHOLDERS;  ANTI-TAKEOVER  PROVISIONS.

     The executive officers, directors and principal stockholders of the Company (including individuals or entities related to such stockholders) beneficially own approximately 47% of the Company's Common Stock. Accordingly, these officers, directors and stockholders may have the ability to exert significant influence over the election of the Company's Board of Directors and to determine corporate actions requiring stockholder approval.

     The Board of Directors has the authority, without further approval of the Company's stockholders, to fix the rights and preferences of and to issue shares of preferred stock. In addition, Ferrer may terminate the Ferrer Agreement in the event an unaffiliated third party acquires 50% of Interneuron's Common Stock. The preferred stock held by AHP provides that AHP's consent is required prior to the merger of the Company, the sale of substantially all of the Company's assets or certain other transactions. In addition, vesting of shares of Common Stock subject to Restricted Stock Awards under the Plan accelerates and outstanding options under the Plans become immediately exercisable upon certain changes in control of the Company, except under certain conditions. In addition, Delaware corporate law imposes limitations on certain business combinations. These provisions could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company and, accordingly, could adversely affect the price of the Company's Common Stock.

     No Dividends. The Company has not paid any cash dividends on its Common Stock since inception and does not expect to do so in the foreseeable future. Any dividends will be subject to the preferential cumulative dividend of $0.1253 per share and $1.00 per share payable on the outstanding Series B Preferred
Stock and Series C Preferred Stock, respectively, held by AHP and dividends payable on any other preferred stock issued by the Company.

     POSSIBLE  VOLATILITY OF STOCK PRICE.

     The market prices for securities of emerging growth companies have historically been highly volatile. Future announcements concerning the Company or its subsidiaries, including Intercardia and Progenitor, which are publicly traded, or the Company's competitors, including the initiation and results of litigation, clinical studies, regulatory filings, technological innovations or competitive products, developments concerning government regulations, proprietary rights, the Company's results of operations or public concern as to the safety or commercial value of the Company's products, may have a significant impact on the market price of the Company's Common Stock.

     SHARES  ELIGIBLE FOR FUTURE SALE;  REGISTRATION  RIGHTS.

     As of October 31, 1997, 41,165,810 shares of Common Stock were outstanding, excluding treasury shares. Substantially all of these shares are eligible for sale without restriction or under Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including persons who may be deemed to be "affiliates" of the Company as that term is defined under the Act, is entitled to sell within any three-month period a number of restricted shares beneficially owned for at least one year that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock, or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about the Company. However, a person who is not an affiliate and has beneficially owned such shares for at least two years is entitled to sell such shares without regard to the volume or other requirements.

     AHP has demand and piggy-back registration rights relating to 622,222 shares of Common Stock issuable upon conversion of preferred stock. Certain stockholders entitled to receive additional shares of Common Stock in December 1997 with a market value of $1,200,000 at the time of issuance have registration rights in January 1998 relating to the resale of those shares. In the event up to a maximum of approximately 232,000 shares of Common Stock are issued in June 1998 pursuant to certain put protection rights, holders of such shares will have registration rights at that time.

In addition to the registration statement covering 1,750,000 shares of Common Stock issuable under the Plan, of which this Prospectus forms a part, the Company has outstanding registration statements on Form S-3 relating to the resale of shares of Common Stock and on Form S-8 relating to its 1989 Stock Option Plan, 1994 Long-Term Incentive Plan and its 1995 Stock Purchase Plan (the "Plans").

     All of the shares of Common Stock issuable under the Plan, including the 675,000 Shares offered hereby, can be sold by the recipient thereof immediately upon vesting of the Shares. Of the 1,328,704 shares of Common Stock issuable under the Plan pursuant to outstanding Restricted Stock Awards, 112,334 vest in December 1997, 265,567 vest in January 1998 (including 225,000 of the Shares offered hereby), 112,334 vest in May 1998, 76,834 vest in December 1998 and the remainder vest in the same amounts and during the same months from January 1998 through May 2000, subject to extension of each vesting date if it occurs during a "Black Out Period," generally meaning a period in which the recipient (including any Selling Stockholder) is unable to sell the Shares subject to the award at the applicable vesting date due to legal or contractual restrictions. The vesting dates are also subject to acceleration under certain circumstances, including certain changes in control of the Company, except under certain conditions. Sales of the shares of Common Stock subject to Restricted Stock Awards, including the Shares offered hereby, or the possibility of sales of such shares may adversely affect the market price of the Company's Common Stock.

     Outstanding Options and Warrants. As of October 31, 1997, approximately 7,884,000 shares of Common Stock were issuable upon exercise of outstanding options and warrants, subject to anti-dilution provisions. As a result of such provisions, issuance of Shares pursuant to Restricted Stock Awards may result in additional shares of Common Stock being issuable upon exercise of certain warrants. In addition, the Company is required to issue additional shares of Common Stock in connection with technology acquisitions and may issue additional shares if certain put protection rights are exercised. To the extent such shares are issued, the interest of holders of Common Stock will be diluted.


                                 USE OF PROCEEDS

     To the extent any Shares are sold each Selling Stockholder will receive all the net proceeds from the sale of his representative Shares; the Company will not receive any of such net proceeds. See "Plan of Distribution."

                                       18











                               SELLING STOCKHOLDERS

     The following table sets forth the names of each Selling Stockholder and for each, the number of Shares beneficially owned at the commencement of the offering, and the number of Shares offered for sale, based on information provided to the Company by such Selling Stockholders. The Shares are being registered to permit public secondary trading of the Shares, and the Selling Stockholders may offer all or any portion of the Shares for resale from time to time.

     The Shares are issuable to the Selling Stockholders, subject to the vesting as described in Note (2) below, pursuant to Restricted Stock Awards granted under the Plan in consideration of services rendered (and payment of the par value of the Shares) to the Company by the Selling Stockholders, each of whom is an executive officer of the Company.

     The Plan covers an aggregate of 1,750,000 shares of Common Stock which may be issued pursuant to Restricted Stock Awards, subject to vesting and certain other conditions. The Plan was authorized for adoption by the Board of Directors in October 1997 and, pursuant to Board authorization, approved by the Compensation Committee of the Board in November 1997, as an integral component of a management and employee incentive and retention program. The Board determined that such program, including the Plan, was in the best interests of the Company in order to retain, motivate and provide incentive to the Company's management and other employees, particularly in response to the perceived risk of attrition of key personnel and employee morale issues resulting after the withdrawal of Redux and related negative media coverage and legal proceedings. See "Risk Factors".

     Restricted Stock Awards to acquire an aggregate of 1,328,704 Shares have been granted to all current employees of Interneuron in consideration of services rendered to the Company by such employees. Of these Shares, 675,000 are subject to awards granted to executive officers, 653,704 are subject to awards granted to other employees of the Company and 421,296 are reserved for future grants of Restricted Stock Awards to individuals who are not currently executive officers of the Company. The number of Shares subject to Restricted Stock Awards granted to each individual was based primarily on the employee's compensation.

     The Company has agreed, among other things, to bear certain expenses in connection with the registration and sale of the Shares being offered by the Selling Stockholders. See "Plan of Distribution."


                                      Number of Shares    Percent of Outstanding
                                     Beneficially Owned     Shares Beneficially   Number of Shares
Selling Stockholders               Prior to Offering(1)           Owned            Being Offered(2)
--------------------               --------------------           -----            ----------------
Glenn L. Cooper, M.D. (3)                 942,206                  2.2%                    225,000
Mark S. Butler (4)                        520,500                  1.2%                    150,000
Thomas F. Farb (5)                        307,822                    *                     150,000
Bobby W. Sandage, Jr., Ph.D. (6)          437,228                   1%                     150,000


-------------------------

*     Less than 1%

(1) Unless otherwise indicated, each stockholder listed has sole power to vote and direct disposition of the shares of Common Stock shown as beneficially owned by such stockholder. Includes (i) Shares which have Initial Vesting Dates pursuant to the Plan within 60 days of the date of this Prospectus and (ii) shares of Common Stock issuable upon exercise of options which are exercisable within 60 days of the date of this Prospectus. Excludes (i) Shares which have Initial Vesting Dates which are not within 60 days (although such Shares are being registered for resale) and (ii) shares of Common Stock issuable upon exercise of options which are not exercisable within 60 days.

(2) The Shares are being registered for the account of the Selling Stockholders, each of whom are entitled to receive Shares in satisfaction of Restricted Stock Awards granted pursuant to the Plan, subject to vesting and to the Company's right to repurchase the Shares under certain conditions. Of the Shares, one-third of the Shares being Offered vest on staggered dates in each of January 1998, January 1999, and January 2000 (the "Initial Vesting Dates"), provided that each Initial Vesting Date is subject to extension to a later vesting date under certain circumstances. See "Description of Securities - Shares Eligible for Future Sale".

(3) Dr. Cooper is President and the Chief Executive Officer and a director of the Company. Excludes 34,200 Shares subject to Restricted Stock Awards and shares of Common Stock issuable upon exercise of options held by Dr. Cooper's spouse, an employee of the Company. Dr. Cooper disclaims beneficial ownership of such shares.

(4) Includes 3,000 shares of Common Stock owned by Mr. Butler's children. Mr. Butler is Executive Vice President, Chief Administrative Officer and General Counsel of the Company.

(5) Mr. Farb is Executive Vice President, Treasurer and Chief Financial Officer of the Company.

(6) Dr. Sandage is Executive Vice President - Research and Development, Chief Scientific Officer of the Company.

                              PLAN OF DISTRIBUTION

     The Company has been advised that the Selling Stockholders may sell Shares from time to time in transactions on the Nasdaq National Market or on other exchanges on which the Shares may be traded, in the over-the-counter market, in negotiated transactions, through the writing of options on the Shares or a combination of such methods of sale, or through other means. Sales may be effected at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     The Selling Stockholders may effect such transactions by selling the Shares to or through underwriters, broker-dealers, or agents who may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders and any broker-dealers or agents who participate in the distribution of Shares hereunder may be deemed to be "underwriters" as that term is defined in the Act, and any commissions received by them and profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Act.

     The Company has agreed to pay the expenses of registration in connection with this Offering and to indemnify the Selling Stockholders against certain liabilities, including certain liabilities under the Act.

     At the time a particular offer of Shares is made, to the extent required, a supplement to this Prospectus will be prepared which will identify and set forth the aggregate amount of Shares being offered and the terms of the offering.

     The Selling Stockholders are not restricted as to the price or prices at which they may sell their Shares. Sales of Shares or the possibility of sales of Shares may depress the market price of the Company's Common Stock. The Selling Stockholders are subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Regulation M, which provisions may limit the timing of purchases and sales of the Shares by the Selling Stockholders.

                            DESCRIPTION OF SECURITIES

Common Stock

     The Company is authorized to issue up to 80,000,000 shares of Common Stock, $.001 par value. At October 31, 1997, there were 41,165,810 shares of Common Stock outstanding, excluding treasury shares. Holders of Common Stock are entitled to one vote at all meetings of stockholders for each share held by them. Holders of Common Stock have no preemptive rights and have no other rights to subscribe for additional shares or any conversion right or right of redemption. Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. Subject to the rights of holders of Preferred Stock, if any, upon liquidation, all such holders are entitled to participate pro rata in the assets of the Company available for distribution. All of the outstanding shares of Common Stock are, and the shares to be issued hereby will be, when issued, fully paid and nonassessable.

Preferred Stock

     The Certificate of Incorporation of the Company authorizes the issuance of 5,000,000 shares of Preferred Stock. The Board of Directors, within the limitations and restrictions contained in the Certificate of Incorporation and without further action by the Company's stockholders, has the authority to issue Preferred Stock from time to time in one or more series and to fix the number of shares and the relative rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and any other preferences, special rights and qualifications of any such series. To the extent shares of Preferred Stock with voting rights are issued, such issuance affects the voting rights of the holders of the Company's Common Stock by increasing the number of outstanding shares entitled to vote and, if applicable, by the creation of class or series voting rights. In addition, while the issuance of Preferred Stock can provide flexibility in connection with acquisitions and other corporate purposes, any issuance of Preferred Stock could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company and may adversely affect the rights of holders of Common Stock. The Company has no agreements or arrangements to issue any additional shares of Preferred Stock or to establish or designate any series of Preferred Stock.

     In November 1992 and June 1993, the Company sold shares of Series B and Series C Preferred Stock to AHP pursuant to the AHP Agreements for an aggregate purchase price of $3,500,000. Holders of the Series B and Series C Preferred Stock are entitled to vote on all matters submitted to a vote of stockholders generally, other than the election of directors, holding the number of votes equal to the number of shares of Common Stock into which the Preferred Stock is then convertible. The shares of Series B Preferred Stock and the Series C Preferred Stock are convertible into an aggregate of 622,222 shares of Common Stock, subject to adjustment. Holders of the Series B and Series C Preferred Stock are entitled to receive out of funds legally available therefor, mandatory dividends of $0.1253 and $1.00 per share, respectively, payable at the election of the Company in cash or Common Stock. Such dividends are payable annually on April 1 of each year, accrue on a daily basis and are cumulative. In the event of any liquidation, distribution or sale of all or substantially all of the assets, dissolution or winding up of the Company, the holders of Series B and Series C Preferred Stock shall be entitled to receive a preference of $12.53 and $100 per share, respectively, plus cumulated and unpaid dividends, over the holders of Common Stock and any other shares.

     Until the date AHP ceases to be the registered holder of all of the outstanding Preferred Stock of at least one series, the Company will not, without the approval of the majority of the outstanding shares of all series of Preferred Stock issued to AHP, (i) issue shares of stock having a preference or, except shares issued to AHP, ranking pari passu with the outstanding series;
(ii) reclassify any shares of stock to shares having a preference over any such series; (iii) make any amendment to its Certificate of Incorporation or by-laws adversely affecting the rights of holders of such series; (iv) merge or consolidate with any entity or sell or otherwise dispose of all or substantially all of its assets or liquidate, dissolve, recapitalize or reorganize; (v) repurchase or redeem any shares of its Common Stock; (vi) pay dividends or make any other distribution on any Common Stock, except a distribution payable entirely in Common Stock, unless at the same time, a payment is made to the holder of such series equal to the amount the holder would have been entitled to had such holder converted its Series B and Series C Preferred Stock into Common Stock; or (vii) guarantee any indebtedness of any third party, except a subsidiary.

Subsidiary Financing Warrants and Put Protection Rights

     In connection with certain private placements by the Subsidiaries, Interneuron issued to the investors (i) three-year warrants to purchase an aggregate of 218,125 shares of Common Stock and (ii) rights to sell varying amounts of investors' convertible preferred stock in the Subsidiaries to Interneuron (the "Put Protection Rights") in exchange for shares of Interneuron Common Stock in the event certain conditions (including a public offering by the applicable subsidiary) are not met by June 30, 1998. The shares underlying certain of these warrants were registered for resale in March 1996 and, at October 31, 1997 40,000 of such warrants remained outstanding. At October 31, 1997, a maximum of approximately 232,000 shares may be issued upon exercise of the Put Protection Rights (if Interneuron's Common Stock is $2.00 or less at the time of exercise).

Other Options and Warrants

     At October 31, 1997, approximately 7,884,000 shares of Common Stock were issuable upon exercise of outstanding options and warrants, subject to anti-dilution provisions. As a result of such provisions, issuance of Shares pursuant to Restricted Stock Awards may result in additional shares of Common Stock being issuable upon exercise of certain warrants.

Business Combination Provisions

     The Business Combination provision contained in Section 203 of Delaware's General Corporation Law ("Section 203") defines an interested shareholder as any person that (i) owns, directly or indirectly, 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested shareholder; and the affiliates and the associates of such person. Under Section 203, a resident domestic corporation may not engage in any business combination with any interested shareholder for a period of three years following the date such shareholder became an interested shareholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder or (ii) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the
transaction   commenced

(excluding for determining the number of shares outstanding (a) shares owned by persons who are directors and officers and (b) employee stock plans, in certain instances) or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by at least 66% of the affirmative voting stock which is not owned by the interested shareholder. The Company did not "elect-out" of the statute and, therefore, the restrictions imposed by Section 203 apply to the Company.

Transfer Agent and Registrar

     American Stock Transfer & Trust Company, New York, New York, serves as transfer agent and registrar for the Company's Common Stock.

Shares Eligible for Future Sale

     At October 31, 1997, the Company had 41,165,810 shares of Common Stock outstanding, excluding treasury shares. Substantially all of these shares are eligible for sale without restriction or under Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including persons who may be deemed to be "affiliates" of the Company as that term is defined under the Act, is entitled to sell within any three-month period a number of restricted shares beneficially owned for at least one year that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock, or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about the Company. However, a person who is not an affiliate and has beneficially owned such shares for at least two years is entitled to sell such shares without regard to the volume or other requirements.

     A stockholder of the Company has demand and piggy-back registration rights relating to 622,222 shares of Common Stock issuable upon conversion of preferred stock. Certain stockholders entitled to receive additional shares of Common Stock to be issued in December 1997 with a market value of $1,200,000 at the time of issuance have registration rights in January 1998 relating to the resale of those shares. In the event up to a maximum of approximately 232,000 shares of Common Stock are issued in June 1998 pursuant to Put Protection Rights, holders of such shares will have registration rights at that time.

     All of the shares of Common Stock issuable under the Plan, including the 675,000 Shares offered hereby, can be sold by the recipient thereof immediately upon vesting of the Shares. Of the 1,328,704 shares of Common Stock issuable under the Plan pursuant to outstanding Restricted Stock Awards, 112,334 vest in December 1997, 265,567 vest in January 1998 (including 225,000 of the Shares offered hereby), 112,334 vest in May 1998, 76,834 vest in December 1998 and the remainder vest in the same amounts and during the same months from January 1998 through May 2000, subject to extension of each vesting date if it occurs during a "Black Out Period," generally meaning a period in which the recipient (including any Selling Stockholder) is unable to sell the Shares subject to the award at the applicable vesting date due to legal or contractual restrictions. The vesting dates are also subject to acceleration under certain circumstances, including certain changes in control of the Company, except under certain conditions. Sales of the shares of Common Stock subject to Restricted Stock Awards, including the Shares offered hereby, or the possibility of sales of such shares may adversely affect the market price of the Company's Common Stock.

     In addition to the registration statement of which this Prospectus forms a part, the Company has outstanding registration statements on Form S-3 relating to the resale by other stockholders of the Company of shares of Common Stock and on Form S-8 relating to its Plans in order to permit holders of options and shares issued pursuant to the Plans, other than affiliates of the Company, to sell, without restriction, shares of Common Stock issued pursuant to the Plans.

                                  LEGAL MATTERS

     The validity of the securities offered hereby have been passed upon for the Company by Bachner, Tally, Polevoy & Misher LLP, New York, New York. A member of Bachner, Tally, Polevoy & Misher LLP, who is the secretary of the Company, owns approximately 17,000 shares of Common Stock.

                                     EXPERTS

     The consolidated balance sheets as of September 30, 1996 and 1995 and the consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended September 30, 1996, incorporated by reference in this registration statement, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     No dealer, salesman or any other person has been authorized to give any information or to make any representation not contained in this Prospectus in connection with the Offering herein contained, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any underwriter. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since any of the dates as of which information is furnished herein or since the date hereof.



                                TABLE OF CONTENTS

                                                                         Page

Available Information ..................................................  3
Incorporation of Certain Documents by Reference ........................  4
The Company.............................................................  5
Risk Factors ...........................................................  8
Use of Proceeds ........................................................  18
Selling Stockholders ...................................................  19
Plan of Distribution ...................................................  21
Description of Securities ..............................................  22
Legal Matters ..........................................................  25
Experts ................................................................  25

                                     PART II

                     Information Not Required in Prospectus


Item 3. Incorporation of Documents by Reference

     The following documents filed with the Commission (File No. 0-18728) pursuant to the Exchange Act are incorporated herein by reference:

     1. The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996, including any documents or portions thereof incorporated by reference therein and all amendments thereto;

     2. The Company's definitive proxy statement dated January 28, 1997, except the Compensation Committee Report on executive compensation and the performance graph included in the proxy statement, filed pursuant to Section 14 of the Exchange Act;

     3. The Company's Reports on Form 10-Q for the quarters ended December 31, 1996, March 31, 1997 and June 30, 1997.

     4. The Company's Reports on Form 8-K dated December 19, 1996, February 18, 1997, March 14, 1997, May 5, 1997, June 19, 1997, July 3, 1997, July 18, 1997,
July 25, 1997, August 29, 1997, September 15, 1997, September 18, 1997 and October 15, 1997.

     5.The Company's Registration Statement on Form 8-A declared effective on March 8, 1990, as amended, registering the Common Stock under the Exchange Act; and

     6. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering, except the Compensation Committee Report on Executive Compensation and the performance graph included in the Proxy Statement filed pursuant to Section 14 of the Exchange Act. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Requests for such documents should be directed to the Company, 99 Hayden Avenue, Lexington, Massachusetts 02173, Attention: Chief Financial Officer, telephone (781) 402-3404.




                                      II-1








Item 6. Indemnification of Directors and Officers.

     The Certificate of Incorporation and By-Laws of the Company provide that the Company shall indemnify any person to the full extent permitted by the Delaware General Corporation Law.

     Reference is hereby made to Section 145 of the Delaware General Corporation Law relating to the indemnification of officers and directors which Section is hereby incorporated herein by reference.

     The Registrant also has Indemnification Agreements with its officers and directors and has director and officer liability insurance.

Item 8. Exhibits.

  Exhibits
  --------

  4.8 - 1997 Equity Incentive Plan and form of Restricted Stock Award Agreement thereunder

  5.1    - Opinion of Bachner, Tally, Polevoy & Misher LLP as to legality


  23.1   - Consent of Coopers & Lybrand L.L.P. - Included on II - 7

  23.2   - Consent of Bachner, Tally, Polevoy & Misher LLP - Included in Exhibit
           5.1


  24.1   - Power of Attorney - Included on II-4




Item 9. Undertakings

     (a) The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended (the "Act"), each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.


                                      II-2






     (c) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



                                      II-3






                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lexington, County of Middlesex on the 14th day of November, 1997.

                                     INTERNEURON PHARMACEUTICALS, INC.

                                       By: /s/ Glenn L. Cooper, M.D.
                                          ----------------------------------
                                          Glenn L. Cooper, M.D.
                                          President and Chief Executive Officer

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, severally and not jointly, Glenn L. Cooper, M.D. and Lindsay Rosenwald, M.D., with full power to act alone, his true and lawful attorneys-in-fact, with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact may lawfully do or cause to be done by virtue hereof.

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


       Signature                            Title                     Date
       ---------                            -----                     ----

/s/ Glenn L. Cooper, M.D.       President, Chief Executive        November 14,1997
--------------------------      Officer and Director
Glenn L. Cooper, M.D.          (Principal Executive Officer)

/s/ Lindsay Rosenwald, M.D.
--------------------------
Lindsay Rosenwald, M.D.         Chairman of the Board of          November 14,1997
                                Directors

/s/ Harry J. Gray
--------------------------                                        November 14,1997
Harry J. Gray                   Director


/s/ Alexander M. Haig, Jr.
--------------------------                                        November 14,1997
Alexander M. Haig, Jr.          Director



--------------------------                                        November 14,1997
Peter Barton Hutt               Director



                                      II-4




/s/ Malcolm Morville, Ph.D.
--------------------------                                       November 14, 1997
Malcolm Morville, Ph.D.         Director


/s/ Robert K. Mueller
--------------------------                                       November 13, 1997
Robert K. Mueller               Director


/s/ Lee J. Schroeder
--------------------------                                       November 14, 1997
Lee J. Schroeder                Director



/s/ David Sharrock
--------------------------                                       November 14, 1997
David Sharrock                  Director


/s/ Richard Wurtman, M.D.
--------------------------                                       November 14, 1997
Richard Wurtman, M.D.           Director


/s/ Thomas F. Farb
---------------------------                                      November 14, 1997
Thomas F. Farb                  Executive Vice President,
                                Treasurer and Chief
                                Financial Officer (Principal
                                Financial Officer)
/s/ Dale Ritter
---------------------------                                      November 14, 1997
Dale Ritter                     Vice President, Corporate
                                Controller (Principal Accounting
                                Officer)



                                      II-5





                                  Exhibit Index
                                  -------------


4.8            - 1997 Equity  Incentive Plan and form of Restricted  Stock Award
                 Agreement thereunder

5.1            - Opinion of Bachner, Tally, Polevoy & Misher LLP as to legality


23.1           - Consent of Coopers & Lybrand L.L.P. - Included on II-7

23.2           - Consent of Bachner,  Tally,  Polevoy & Misher LLP - Included in
                 Exhibit 5.1


24.1           - Power of Attorney - Included on II-4


                                      II-6



                                                                    EXHIBIT 23.1



                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We consent to the incorporation by reference in this Registration Statement of Interneuron Pharmaceuticals, Inc. on Form S-8 of our report dated November 8, 1996 on our audits of the consolidated financial statements of Interneuron Pharmaceuticals, Inc. as of September 30, 1996 and 1995 and for each of the three years in the period ended September 30, 1996 appearing in the Annual Report on Form 10-K for the fiscal year ended September 30, 1996 (SEC File No. 0-18728) of Interneuron Pharmaceuticals, Inc. filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

     We also consent to the reference to our firm in the Registration Statement under the caption "Experts".


                                                        Coopers & Lybrand L.L.P.


Boston, Massachusetts
November 13, 1997


                                      II-7